Exhibit 99.1

ZTO Reports Third Quarter 2022 Unaudited Financial Results

6.4 Billion Parcels Expanded Market Share by 1.3 pts to 22.1%

RMB 1.9 Billion Adjusted Net Income Grew 63.1 % on Price Steadiness

SHANGHAI, Nov. 21, 2022/PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2022[1]. The Company delivered a parcel volume growth of 11.7 % and expanded market share by 1.3 percentage points to 22.1% despite weak economy and adverse impact from COVID while maintaining high quality of service and customer satisfaction. Adjusted net income [2] increased 63.1% to reach RMB 1,872.6 million. Cash generated from operating activities was RMB 2,823.3 million.

Third Quarter 2022 Financial Highlights

•	Revenues were RMB 8,944.9 million (US$ 1,257.5 million), an increase of 21.0 % from RMB 7,390.7 million in the same period of 2021.

•	Gross profit was RMB 2,444.4 million (US$ 343.6 million), an increase of 55.9 % from RMB 1,568.3 million in the same period of 2021.

•	Net income was RMB 1,895.5 million (US$ 266.5 million), an increase of 65.1 % from RMB 1,147.9 million in the same period of 2021.

•	Adjusted EBITDA[3] was RMB 2,997.6 million (US$ 421.4 million), an increase of 52.3 % from RMB 1,967.7 million in the same period of 2021.

•	Adjusted net income was RMB 1,872.6 million (US$ 263.2 million), an increase of 63.1 % from RMB 1,147.9 million in the same period of 2021.

•	Basic and diluted net earnings per American depositary share (“ADS” [4]) were RMB 2.39 (US$ 0.34) and RMB 2.37 (US$ 0.33), an increase of 67.1 % and 65.7% from RMB 1.43 and RMB 1.43 in the same period of 2021, respectively.

•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB 2.36 (US$ 0.33) and RMB 2.34 (US$ 0.33), an increase of 65.0 % and 63.6% from RMB 1.43 and RMB 1.43 in the same period of 2021, respectively.

•	Net cash provided by operating activities was RMB 2,823.3 million (US$ 396.9 million), compared with RMB 1,787.1 million in the same period of 2021.

Operational Highlights for Third Quarter 2022

•	Parcel volume was 6,368 million, an increase of 11.7 % from 5,700 million in the same period of 2021.

•	Number of pickup/delivery outlets was over 31,000 as of September 30, 2022.

•	Number of direct network partners was over 5,850 as of September 30, 2022.

•	Number of self-owned line-haul vehicles was approximately 11,000 as of September 30, 2022.

•	Out of the approximately 11,000 self-owned trucks, over 9,300 were high capacity 15 to 17-meter-long models as of September 30, 2022, compared to over 9,250 as of June 30, 2022.

•	Number of line-haul routes between sorting hubs was approximately 3,750 as of September 30, 2022, compared to approximately 3,700 as of June 30, 2022.

•	Number of sorting hubs was 97 as of September 30, 2022, among which 86 are operated by the Company and 11 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary in and corresponding tax impact which management aims to better represent the underlying business operations.
(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and American depositary diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “Despite macroeconomic softness and COVID-19 related disruptions, ZTO once again achieved volume and profit growth for the quarter. Our 6.4 billion parcel volume helped to increase our market share by 1.3 points to 22.1%, and the adjusted net income grew 63.1% to 1.9 billion while we held our leading position on the customer satisfaction scoreboard. While price competition stabilized in the marketplace, our internally focused initiatives to enhance operational excellence and earnings quality have generated enhancements to our topline and bottom-line. Granular level of assessments of cost coverage, price competitiveness and operating efficiencies allowed us to respond to problems firsthand as well as establishing systemic solutions. Further, many of these solutions are inclusive of our network partners’ interests so that the entire network becomes more profitable with improved capabilities and cohesiveness to address external challenges and seize opportunities ahead.”

Mr. Lai added, “Throughout the first half of the fourth quarter, we saw industry volume soften during the ecommerce promotional period, followed by fluctuations. While there remain uncertainties in the near term, we are hopeful for improvements from here on, and we are confident for the positive longer term prospects. The market landscape for express delivery industry in China have been unfolding, and we saw clear divergence of the major players. The stronger ones will scale up faster and grow profit while weaker ones would likely stagnate or exit. Our focus is on being the best we can during uncertain times. Opportunities awaits those who are well prepared.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “Our core express delivery ASP grew 9.9% or 12 cents year-on-year. Unit operating costs remain stable despite weaker volume, and together with SG&A cost productivity, our operating margin rate improved by 5.9 points for the quarter. Cash flow from operating activities increased 58.0% to 2.8 billion. Capital spending was 2.1 billion mainly for land use rights, sorting hub construction and automation.”

Ms. Yan added, “We have always strived to achieve optimal balance between quality of service, volume growth, and earnings. Through consistent equitable sharing of burden and benefits, we have built a partner network that is unified under common goals and objectives. Widening our market share lead is of even greater strategic importance now, and we are self-assured to continue to deliver on our strategies. Even though our annual volume guidance was modified given external market conditions, our conviction to achieve at least one percentage point market share gain for the year remains strong.”

Third Quarter 2022 Unaudited Financial Results

	Three Months Ended September 30,					Nine Months Ended September 30,
	2021		2022			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	6,696,235	90.6	8,255,289	1,160,510	92.3	19,021,980	89.8	23,407,158	3,290,526	91.8
Freight forwarding services	344,813	4.7	297,503	41,822	3.3	1,151,353	5.4	958,547	134,750	3.8
Sale of accessories	304,558	4.1	348,237	48,954	3.9	878,869	4.1	979,991	137,765	3.8
Others	45,117	0.6	43,913	6,174	0.5	136,118	0.7	159,973	22,489	0.6
Total revenues	7,390,723	100.0	8,944,942	1,257,460	100.0	21,188,320	100.0	25,505,669	3,585,530	100.0

Total Revenues were RMB 8,944.9 million (US$ 1,257.5 million), an increase of 21.0 % from RMB 7,390.7 million in the same period of 2021. Revenue from the core express delivery business increased by 22.7 % compared to the same period of 2021, as a combined result of a 11.7 % increase in parcel volume and a 9.9 % increase in parcel unit price. Revenue from freight forwarding services decreased by 13.7 % compared to the same period of 2021 as cross border e-commerce demand and pricing declined due to weak economy and COVID recurrences. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills’ printing, increased by 14.3%. Other revenues were derived mainly from financing services.

	Three Months Ended September 30,					Nine Months Ended September 30,
	2021		2022			2021		2022
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues

	(in thousands, except percentages)
Line-haul transportation cost	2,839,786	38.4	3,101,931	436,063	34.7	8,136,963	38.4	9,085,828	1,277,265	35.6
Sorting hub operating cost	1,635,758	22.1	1,934,066	271,887	21.6	4,759,832	22.5	5,705,871	802,119	22.4
Freight forwarding cost	301,151	4.1	283,769	39,892	3.2	1,003,772	4.7	898,675	126,334	3.5
Cost of accessories sold	91,827	1.2	112,821	15,860	1.3	264,543	1.2	315,610	44,368	1.2
Other costs	953,923	13.0	1,067,943	150,128	11.9	2,684,757	12.7	3,232,972	454,484	12.7
Total cost of revenues	5,822,445	78.8	6,500,530	913,830	72.7	16,849,867	79.5	19,238,956	2,704,570	75.4

Total cost of revenues was RMB 6,500.5 million (US$ 913.8 million), an increase of 11.6 % from RMB 5,822.4 million in the same period last year.

Line haul transportation cost was RMB 3,101.9 million (US$ 436.1 million), an increase of 9.2 % from RMB 2,839.8 million in the same period last year. The unit transportation cost decreased 2.2 % as the continued transportation cost efficiency gain derived mainly from higher mix of high-capacity trailer trucks of our fleet and improved load rate and from better route planning despite fuel cost increase. There were approximately 850 more self-owned high-capacity vehicles in operation compared to the same period last year.

Sorting hub operating cost was RMB 1,934.1 million (US$ 271.9 million), an increase of 18.2 % from RMB 1,635.8 million in the same period last year. The increase was primarily consisted of (i) RMB 147.0 million (US$ 20.7 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency gains, and (ii) RMB 68.8 million (US$ 9.7 million) increase in depreciation and amortization costs for automation equipment and facility. As of September 30, 2022, 441 sets of automated sorting equipment were in service, compared to 370 sets as of September 30, 2021.

Cost of accessories sold was RMB 112.8 million (US$ 15.9 million), increased 22.9 % compared with RMB 91.8 million in the same period last year in line with parcel volume growth.

Other costs were RMB 1,067.9 million (US$ 150.1 million), an increase of 12.0 % from RMB 953.9 million in the same period last year. The increase was mainly consisted of (i) RMB 104.0 million (US$ 14.6 million) in costs expanding last mile business and RMB 32.3 million (US$ 4.5 million) in information technology and related cost.

Gross Profit was RMB 2,444.4 million (US$ 343.6 million), increased 55.9 % from RMB 1,568.3 million in the same period last year driven by both volume and ASP increase plus a stable cost structure. Gross margin rate improved to 27.3 % from 21.2 % for the same period last year.

Total Operating Expenses were RMB 269.6 million (US$ 37.9 million), compared to RMB 207.8 million in the same period last year.

Selling, general and administrative expenses were RMB 441.4 million (US$ 62.1 million), increased by 13.4 % from RMB 389.4 million in the same period last year, mainly from increases of employees’ compensation and benefits.

Other operating income, net was RMB 171.8 million (US$ 24.2 million), compared to RMB 181.6 million in the same period last year. Other operating income mainly consisted of (i) government subsidies and tax rebates of RMB 111.5 million (US$ 15.7 million), and (ii) RMB 48.2 million (US$ 6.8 million) of VAT super deduction.

Income from operations was RMB 2,174.8 million (US$ 305.7 million), an increase of 59.9 % from RMB 1,360.5 million for the same period last year.

Operating margin rate increased to 24.3 % from 18.4 % in the same period last year.

Interest income was RMB 162.4 million (US$ 22.8 million), compared with RMB 91.8 million in the same period last year.

Interest expenses was RMB 31.6 million (US$ 4.4 million), compared with RMB 52.3 million in the same period last year.

Loss from fair value changes of financial instruments was RMB 22.8 million (US$ 3.2 million), compared with a gain of RMB 5.1 million in the same period last year. Such gain or loss from fair value changes of the financial instruments are determined by selling banks according to market-based estimation of future redemption prices.

Gain on disposal of equity investees and subsidiary was RMB 60.5 million (US$ 8.5 million) and was mainly composed of the share disposal of share interest in the Jinhua Zhongrui Freight Forwarding Co., Ltd for a cash consideration of RMB291.4 million (US$41.0 million). There were no disposal of equity interest in investees or subsidiary in the same period last year.

Impairment of investment in equity investee was RMB 26.3 million (US$ 3.7 million). which mainly included a provision for impairment charge of RMB21.8 million (US$3.1 million) related to the Company’s investment in Globaltime. Inc., a commodity marketing and guided shopping platform in China. There were no similar impairment of investment in equity investee in the same period last year.

Income tax expenses were RMB 439.4 million (US$ 61.8 million) compared to RMB 229.5 million in the same period last year. Overall income tax rate increased by 2.3 percentage points this quarter compared to the same period last year due to an increased mix of taxable income generated by local operating entities, taxes at the full 25% tax rate, than taxable income from one of the headquarter entities that enjoys a 15% preferential rate for its High and New Technology Enterprise qualification.

Net income was RMB 1,895.5 million (US$ 266.5 million), which increased by 65.1 % from RMB 1,147.9 million in the same period.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB 2.39 (US$ 0.34) and RMB 2.37 (US$ 0.33), compared to basic and diluted earnings per ADS of RMB 1.43 and RMB 1.43 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB 2.36 (US$ 0.33) and RMB 2.34 (US$ 0.33), compared with RMB 1.43 and RMB 1.43 in the same period last year.

Adjusted net income was RMB 1,872.6 million (US$ 263.2 million), compared with RMB 1,147.9 million during the same period last year.

EBITDA[1] was RMB 3,031.8 million (US$ 426.2 million), compared with RMB 1,967.7 million in the same period last year.

Adjusted EBITDA was RMB 2,997.6 million (US$ 421.4 million), compared to RMB 1,967.7 million in the same period last year.

Net cash provided by operating activities was RMB 2,823.3 million (US$ 396.9 million), compared with RMB 1,787.1 million in the same period last year.

Net cash provided by financing activities was RMB 6,341.8 million (US$ 891.5 million), compared with RMB 2,167.0 million in the same period of 2021. In August 2022, the Company issued US$1 billion of convertible senior notes (“the Notes”). The Notes will mature on September 1, 2027 and bear interest at a rate 1.5% per year. The Notes can be converted into ADSs at an initial conversion rate of 31.6296 of ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$31.62 per ADS).

(1) EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Business Outlook

Taking into account the current market conditions and the uncertainties associated with macro economy and COVID-19, the Company revises its previously stated annual guidance. Parcel volume for 2022 is expected to be in the range of 24.30 billion to 24.74 billion, representing a 9% to 11% increase year over year. Relative to the entire industry performance, the Company is confident to achieve at least one percentage point increase in its market share for the entire year. Such estimates represent management’s current and preliminary view, which are subject to change.

Company Share Purchase

On November 14, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2021, the board of directors of the Company approved the extension of the active share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. On November 17, 2022, the board of directors has approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024.The Company expects to fund the repurchases out of its existing cash balance. As of September 30, 2022, the Company has purchased an aggregate of 36,074,242 ADSs at an average purchase price of US$25.21, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 7.1135 to US$ 1.00, the noon buying rate on September 30, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 7:30 PM U.S. Eastern Time on Monday, November 21, 2022 (8:30 AM Beijing Time on Tuesday, November 22, 2022).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	1907552

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 28, 2022:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	2728405

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the third quarter of 2022, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter 2022 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	7,390,723	8,944,942	1,257,460	21,188,320	25,505,669	3,585,530
Cost of revenues	(5,822,445)	(6,500,530)	(913,830)	(16,849,867)	(19,238,956)	(2,704,570)
Gross profit	1,568,278	2,444,412	343,630	4,338,453	6,266,713	880,960
Operating (expenses)/income:
Selling, general and administrative	(389,355)	(441,407)	(62,052)	(1,403,585)	(1,516,513)	(213,188)
Other operating income, net	181,550	171,834	24,156	514,140	526,446	74,007
Total operating expenses	(207,805)	(269,573)	(37,896)	(889,445)	(990,067)	(139,181)
Income from operations	1,360,473	2,174,839	305,734	3,449,008	5,276,646	741,779
Other income (expenses):
Interest income	91,800	162,366	22,825	269,682	391,954	55,100
Interest expense	(52,271)	(31,637)	(4,447)	(101,651)	(114,374)	(16,078)
Gain / (loss) from fair value changes of financial instruments	5,116	(22,802)	(3,205)	53,246	(37,258)	(5,238)
Gain on disposal of equity investees and subsidiary	-	60,515	8,507	-	60,515	8,507
Impairment of investment in equity investee	-	(26,328)	(3,701)	-	(26,328)	(3,701)
Foreign currency exchange (loss) / gain before tax	(8,073)	31,250	4,393	(34,157)	138,190	19,426
Income before income tax, and share of loss in equity method	1,397,045	2,348,203	330,106	3,636,128	5,689,345	799,795
Income tax expense	(229,525)	(439,388)	(61,768)	(634,022)	(1,132,812)	(159,248)
Share of loss in equity method investments	(19,630)	(13,360)	(1,878)	(48,465)	(26,852)	(3,775)
Net income	1,147,890	1,895,455	266,460	2,953,641	4,529,681	636,772
Net loss attributable to non-controlling interests	18,810	39,539	5,558	38,856	116,764	16,414
Net income attributable to ZTO Express (Cayman) Inc.	1,166,700	1,934,994	272,018	2,992,497	4,646,445	653,186
Net income attributable to ordinary shareholders	1,166,700	1,934,994	272,018	2,992,497	4,646,445	653,186
Net earnings per share attributed to ordinary shareholders
Basic	1.43	2.39	0.34	3.63	5.74	0.81
Diluted	1.43	2.37	0.33	3.63	5.73	0.81
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	816,342,418	809,733,116	809,733,116	823,841,096	809,389,554	809,389,554
Diluted	816,342,418	821,077,065	821,077,065	823,841,096	813,212,423	813,212,423
Net income	1,147,890	1,895,455	266,460	2,953,641	4,529,681	636,772
Other comprehensive (expenses) / income, net of tax of nil:
Foreign currency translation adjustment	(44,670)	34,537	4,855	(128,931)	119,680	16,824
Comprehensive income	1,103,220	1,929,992	271,315	2,824,710	4,649,361	653,596
Comprehensive loss attributable to non- controlling interests	18,810	39,539	5,558	38,856	116,764	16,414
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,122,030	1,969,531	276,873	2,863,566	4,766,125	670,010

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	September 30,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets
Cash and cash equivalents	9,721,225	14,592,194	2,051,338
Restricted cash	27,736	373,379	52,489
Accounts receivable, net	933,444	771,364	108,437
Financing receivables	1,111,461	850,812	119,605
Short-term investment	2,845,319	6,952,886	977,421
Inventories	82,961	64,671	9,091
Advances to suppliers	667,855	932,909	131,146
Prepayments and other current assets	3,142,368	2,921,601	410,712
Amounts due from related parties	133,990	301,763	42,421
Total current assets	18,666,359	27,761,579	3,902,660
Investments in equity investee	3,730,448	3,975,973	558,933
Property and equipment, net	24,929,897	28,011,348	3,937,773
Land use rights, net	5,335,549	5,364,788	754,170
Intangible assets, net	35,634	30,987	4,356
Operating lease right-of-use assets	897,238	778,898	109,496
Goodwill	4,241,541	4,241,541	596,266
Deferred tax assets	934,848	998,167	140,320
Long-term investment	1,214,500	3,560,500	500,527
Long-term financing receivables	1,412,956	1,499,710	210,826
Other non-current assets	762,273	727,801	102,313
Amounts due from related parties-non current	611,100	641,880	90,234
TOTAL ASSETS	62,772,343	77,593,172	10,907,874
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	3,458,717	6,988,123	982,375
Accounts payable	1,957,529	1,778,683	250,043
Notes payable	174,920	200,000	28,116
Advances from customers	1,226,549	1,393,183	195,851
Income tax payable	86,789	494,148	69,466
Amounts due to related parties	22,786	36,455	5,125
Operating lease liabilities	250,995	225,663	31,723
Acquisition consideration payable	22,942	-	-
Dividends payable	708	2,397	337
Other current liabilities	5,794,380	6,382,187	897,191
Total current liabilities	12,996,315	17,500,839	2,460,227
Non-current operating lease liabilities	556,091	468,348	65,839
Deferred tax liabilities	292,356	262,443	36,894
Convertible senior bond	-	6,991,718	982,880
TOTAL LIABILITIES	13,844,762	25,223,348	3,545,840
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 808,448,289 shares outstanding as of December 31, 2021; 826,943,309 shares issued and 809,733,116 shares outstanding as of September 30, 2022)	535	535	75
Additional paid-in capital	28,229,026	26,717,727	3,755,919
Treasury shares, at cost	(2,067,009)	(1,977,984)	(278,061)
Retained earnings	22,716,799	27,296,880	3,837,335
Accumulated other comprehensive loss	(242,104)	(122,424)	(17,210)
ZTO Express (Cayman) Inc. shareholders’ equity	48,637,247	51,914,734	7,298,058
Noncontrolling interests	290,334	455,090	63,976
Total Equity	48,927,581	52,369,824	7,362,034
TOTAL LIABILITIES AND EQUITY	62,772,343	77,593,172	10,907,874

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	1,787,077	2,823,323	396,896	4,196,434	7,709,470	1,083,780
Net cash used in investing activities	(1,385,810)	(4,736,716)	(665,877)	(5,942,268)	(11,661,085)	(1,639,289)
Net cash (used in) / provided by financing activities	(2,166,990)	6,341,809	891,517	(2,116,528)	8,765,322	1,232,209
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,941)	224,491	31,559	(102,554)	397,326	55,855
Net (decrease) / increase in cash, cash equivalents and restricted cash	(1,767,664)	4,652,907	654,095	(3,964,916)	5,211,033	732,555
Cash, cash equivalents and restricted cash at beginning of period	12,162,840	10,327,487	1,451,815	14,360,092	9,769,361	1,373,355
Cash, cash equivalents and restricted cash at end of period	10,395,176	14,980,394	2,105,910	10,395,176	14,980,394	2,105,910

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	September 30,	September 30,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Cash and cash equivalents	10,357,744	14,592,194	2,051,338
Restricted cash, current	30,369	373,379	52,489
Restricted cash, non-current	7,063	14,821	2,083
Total cash, cash equivalents and restricted cash	10,395,176	14,980,394	2,105,910

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	1,147,890	1,895,455	266,460	2,953,641	4,529,681	636,772
Add:
Share-based compensation expense [1]	-	-	-	248,027	178,980	25,161
Impairment of investment in equity investee [1]	-	26,328	3,701	-	26,328	3,701
Gain on disposal of equity investees and subsidiary, net of income taxes	-	(49,192)	(6,915)	-	(49,192)	(6,915)
Adjusted net income	1,147,890	1,872,591	263,246	3,201,668	4,685,797	658,719

Net income	1,147,890	1,895,455	266,460	2,953,641	4,529,681	636,772
Add:
Depreciation	508,464	633,279	89,025	1,535,046	1,875,499	263,653
Amortization	29,525	32,002	4,499	89,104	94,448	13,277
Interest expenses	52,271	31,637	4,447	101,651	114,374	16,078
Income tax expenses	229,525	439,388	61,768	634,022	1,132,812	159,248
EBITDA	1,967,675	3,031,761	426,199	5,313,464	7,746,814	1,089,028

Add:
Share-based compensation expense	-	-	-	248,027	178,980	25,161
Impairment of investment in equity investee	-	26,328	3,701	-	26,328	3,701
Gain on disposal of equity investees and subsidiary, before income taxes	-	(60,515)	(8,507)	-	(60,515)	(8,507)
Adjusted EBITDA	1,967,675	2,997,574	421,393	5,561,491	7,891,607	1,109,383

(1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	1,166,700	1,934,994	272,018	2,992,497	4,646,445	653,186
Add:
Share-based compensation expense [1]	-	-	-	248,027	178,980	25,161
Impairment of investment in equity investee [1]	-	26,328	3,701	-	26,328	3,701
Gain on disposal of equity investees and subsidiary, net of income taxes	-	(49,192)	(6,915)	-	(49,192)	(6,915)
Adjusted Net income attributable to ordinary shareholders	1,166,700	1,912,130	268,804	3,240,524	4,802,561	675,133

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	816,342,418	809,733,116	809,733,116	823,841,096	809,389,554	809,389,554
Diluted	816,342,418	821,077,065	821,077,065	823,841,096	813,212,423	813,212,423

Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.43	2.39	0.34	3.63	5.74	0.81
Diluted	1.43	2.37	0.33	3.63	5.73	0.81

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	1.43	2.36	0.33	3.93	5.93	0.83
Diluted	1.43	2.34	0.33	3.93	5.92	0.83

(1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508